UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prothena Corpration plc

File No. 1-35676 - CF#36367

Prothena Corporation plc submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 9, 2018, as amended on August 17, 2018.

Based on representations by Prothena Corporation plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act,5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1(a)	through May 9, 2024
Exhibit 10.1(b)	through May 9, 2024
Exhibit 10.2	through May 9, 2024
Exhibit 10.3	through May 9, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office